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SEC FILE NUMBER
000-51299

CUSIP NUMBER
00011 34203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Taleo Corporation

Full Name of Registrant

Former Name if Applicable
575 Market Street, 8th Floor

Address of Principal Executive Office (Street and Number)
San Francisco, CA 94105

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In its Current Report on Form 8-K filed on December 6, 2005 (“Form 8-K”), the Registrant disclosed that its previously issued financial statements for the quarters ended June 30, 2005 and September 30, 2005 and for the years ended December 31, 2002, 2003 and 2004 should not be relied on due to errors in those financial statements related to calculation of the dividends on the Company’s preferred stock prior to its conversion on October 4, 2005. In addition, in the course of preparing its financial statements for the year ended December 31, 2005, the Company identified additional errors relating to its accounting for fixed assets, that although immaterial to the consolidated financial statements for 2003 and 2004, would be material to the consolidated financial statements for the quarter ended December 31, 2005 if adjusted during that quarter. As a result these errors will also be corrected as part of the restated financial statements.
As a result of these corrections, management has recommended, and the Audit Committee of the Board of Directors has concurred with, the restatement of financial statements for the quarters ended June 30, 2005 and September 30, 2005 and for the years ended 2003 and 2004, through the inclusion of these corrections in the financial statements and “Supplementary Quarterly Financial Data (Unaudited)” section of its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”).
Due to the additional time and effort required by the Registrant to complete its restated and current financial statements to be included in the 2005 10-K, the Registrant was unable to file its 2005 10-K within the prescribed due date of March 31, 2006, without unreasonable effort and expense. Registrant currently estimates that the 2005 Form 10-K will be filed no later than the fifteenth calendar day following the filing deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Divesh Sisodraker, Chief Financial Officer	415	[538-9068]
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the restatement of its financial statements as noted in Part III above, the Registrant is unable to reasonably estimate significant changes in its results of operations. However, the Registrant currently estimates that revenues for the fourth quarter of 2005 will be slightly higher than the range of $20-21 million previously provided to investors.

Taleo Corporation
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	Divesh Sisodraker

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).